UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(AMENDMENT NO. 1)1
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

COMMUNITY CAPITAL CORP
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

20363c102
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Swiftwater Aggressive Value Master Fund LTD, 98-0498861
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* FI

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Swiftwater Capital Management L.P., 20-1568382
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John B. Helmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer

The name of the issuer is Community Capital Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at:
1402-C Highway 72 West, Greenwood, South Carolina, 29649.

Item 2(a).	Name of Persons Filing

This statement is being filed by:
Swiftwater Aggressive Value Master Fund LTD.
Swiftwater Capital Management, L.P.
John B. Helmers

Swiftwater Aggressive Value Master Fund LTD (the “Fund”) is the record owner of the shares of common stock covered by this statement. The Fund is managed by Swiftwater Capital Management, L.P. (the “Partnership”). Dispositive and voting power of securities owned by the Fund and managed by Partnership is held by John B. Helmers, the general partner of the Partnership. The Fund, the Partnership and Mr. Helmers are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal address of the Reporting Persons is c/o Swiftwater Capital Management LP, 18 N. Main Street, Suite 200, Greenville South Carolina 29601.

Item 2(c).	Citizenship

Cayman Islands

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

The CUSIP Number for Community Capital Corp is 20363c102.

Item 3.	This amended 13G statement is being filed pursuant to Rule 13 d-2 (b), as the requirements set forth in Rule 13d-1 (c) continue to be met.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned by Swiftwater Aggressive Value Master Fund LTD:

750,000 shares

(b)	Percent of Class Owned by Swiftwater Aggressive Value Master Fund LTD:

7.6%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote	0

(ii)	shared power to vote or to direct the vote	750,000

(iii)	sole power to dispose or to direct the disposition of	0

(iv)	shared power to dispose or to direct the disposition of	750,000

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

SWIFTWATER AGGRESSIVE VALUE MASTER FUND LTD

By:	Swiftwater Capital Management, L.P.
Its:	Manager

/s/ John B. Helmers
Name: John B. Helmers
Its: General Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

SWIFTWATER CAPITAL MANAGEMENT, L.P.
Its: General Partner

/s/ John B. Helmers
Name: John B. Helmers
Its: General Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

/s/ John B. Helmers
Name: John B. Helmers

Exhibit A

Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i)           The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii)           The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness of accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

February 9, 2011

SWIFTWATER AGGRESSIVE VALUE MASTER FUND LTD
By: Swiftwater Capital Management, L.P.
Its: Manager

/s/ John B. Helmers
Name: John B. Helmers
Its: General Partner

SWIFTWATER CAPITAL MANAGEMENT, L.P.
Its: General Partner

/s/ John B. Helmers
Name: John B. Helmers
Its: General Partner

/s/ John B. Helmers
Name: John B. Helmers